23003316

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SEC Mail Processing
FEB 28 2023
Washington, DC

SEC FILE NUMBER
8-66688

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stillpoint Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13301 Hillsborough Avenue, Suite 101
(No. and Street)

Tampa	FL	33635
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy C. Cross	813-891-9100	ACross@stillpointcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen LLP
(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	655
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy C. Cross, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stillpoint Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA CARIDAD RODRIGUEZ
Notary Public - State of Florida
Commission # HH 262757
My Comm. Expires May 9, 2026
Bonded through National Notary Assn.

Christina Rodriguez
Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

STILLPOINT CAPITAL, LLC

TABLE OF CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
StillPoint Capital, LLC
Tampa, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StillPoint Capital, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2020.

Tampa, Florida
February 22, 2023

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	714,869
Accounts receivable		30,000
Right of use asset		120,079
Securities owned		1,070
Prepaid expenses and other assets		170,030
Equipment and leasehold improvements (net of accumulated depreciation of $40,547)		38,415
Total Assets	$	1,074,463

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	191,695
Deferred revenue		128,242
Lease liability		120,079
Total Liabilities		440,016
Member's Equity		634,447
Total Liabilities and Member's Equity	$	1,074,463

The accompanying notes are an integral part of this financial statement

**STILLPOINT CAPITAL, LLC NOTES TO
FINANCIAL STATEMENT
DECEMBER 31, 2022**

NOTE A - NATURE OF OPERATIONS

Stillpoint Capital, LLC, formerly Stock Sale Compliance and later First Legacy Global Markets, LLC (the Company), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. As a limited liability company, the member's liability is limited to its investment.

The Company provides investment banking and investment corporate advisory services for customers located throughout the United States, and a specialized registered representative program.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Current Expected Credit Losses ("CECL")

When determining the estimate of the expected credit losses, the Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counterparties. The Company continually reviews these credit quality indicators. All receivables were originated in the current year. All receivables were current as of December 31, 2021. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses. There were no significant write offs. As a result, the expected credit losses as of December 31, 2021 were immaterial.

Accounts Receivable

Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. As of December 31, 2022, there is no balance in the allowance for doubtful accounts.

Securities Owned

Securities owned are recorded at fair value. The resulting difference between cost and fair value is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Lease

The Company records right-of-use-assets and lease liabilities on the statement of financial condition in accordance with ASU 2016-02, Leases (Topic 842).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities. Deferred revenues were $128,242 as of December 31, 2022.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer revenue recognized from the transfer of specified deliverables without the consummation of a success fee based transaction or formal termination of an engagement was $1,000,581 and has been included in investment banking revenue in the accompanying Statement of Income.

The Company recognizes compliance fee revenue from registered representatives over time. The amount of compliance fee revenue recognized during the year was $499,988.

Income Taxes

The Company is taxed as an S-Corporation. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

Income Taxes - Continued

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. The Company has identified its tax status as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

STILLPOINT CAPITAL, LLC NOTES TO FINANCIAL STATEMENT DECEMBER 31, 2022

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Deferred Revenue

Deferred revenue represents payments received in advance of providing compliance services to registered representatives. These fees are amortized over the term of the contracts.

NOTE C - LEASES

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 3% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term.

The Company entered into a non-cancellable lease agreement for office space, which commenced on June 1, 2017. In April of 2022, the Company renewed this lease for an additional 2 years, until May, 2024. This lease can be renewed for an additional three year option. The discount rate of the renewed lease is now 4% based on the collateralized cost of capital. It is is no longer the libor rate of 3% at inception. The Company must give the landlord 90 days notice as to whether or not the lease will be renewed.

Maturities of lease liabilities under the noncancelable lease as of December 31, 2022:

2023	$ 87,307
2024	35,995
Total	$ 123,302

Total undiscounted lease payments	123,302
Less imputed interest	(3,223)
Total lease liability	$ 120,079

The total lease cost including variable costs associated with this lease for the year ended December 31, 2022 was $87,037.

NOTE D - CONTINGENCIES

The Company is, and from time to time may be, subject to litigation and arbitration incidental to the operation of the business.

NOTE E - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $421,863 which was $400,534 in excess of its required net capital of $21,329 and its ratio of aggregate indebtedness to net capital was .76 to 1.

NOTE F - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Measurements December 31, 2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Valuation				
Securities Owned, common stock, publicly traded	**$ 1,070**	**$ 1,070**	**-**	**-**

NOTE G - RETIREMENT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. During 2022, the Company contributed $73,620 to this plan.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.